Exhibit 99.1

FOR IMMEDIATE RELEASE	March 21, 2007

NOVA Chemicals and Aux Sable reach agreement

on Alberta ethane extraction plant

Pittsburgh, PA - NOVA Chemicals Corporation (“NOVA Chemicals”) today announced that the company has signed a letter of intent with Aux Sable Canada Ltd. (“ASC”) to develop an ethane extraction plant in Fort Saskatchewan, Alberta that would process natural gas from the Alliance Pipeline. ASC and NOVA Chemicals will work together to develop the project, which will be owned and operated by ASC and is expected to begin operating in mid-2010.

The extraction plant will have the capacity to process as much as 1.2 billion cubic feet of natural gas per day and will produce approximately 40,000 barrels per day of ethane. The extraction plant will be located on land owned by ASC in Fort Saskatchewan, adjacent to the site of ASC’s Heartland Offgas Plant. Ethane will be delivered via pipeline to NOVA Chemicals’ Joffre, Alberta, petrochemical complex for use as a feedstock in the production of ethylene.

“Maintaining and extending the Alberta Advantage for production of ethylene is fundamental to the long-term viability of the petrochemical industry in the province,” said Jeffrey M. Lipton, President and CEO of NOVA Chemicals. “By increasing the recovery of ethane currently being exported from the province, this project will help position NOVA Chemicals and the rest of the Alberta petrochemical industry for future growth.”

“This is an important next step in Aux Sable Canada’s strategy to be a leader in fee-for-service processing in the Fort Saskatchewan area. We are excited about the opportunity to grow our Fort Saskatchewan facilities and to play an increasing role in the Government of Alberta’s vision of value-added resource processing in the province,” said W. J. (Bill) McAdam, President and CEO of ASC.

NOVA Chemicals produces plastics and chemicals that are essential to everyday life. Our employees develop and manufacture materials for customers worldwide that produce consumer, industrial and packaging products. NOVA Chemicals works with a commitment to Responsible Care® to ensure effective health, safety, security and environmental stewardship. Company shares are traded on the Toronto and New York stock exchanges as NCX. Visit NOVA Chemicals on the Internet at www.novachemicals.com.

ASC and its U.S. affiliate, Aux Sable Liquid Products L.P. (“Aux Sable”), are owned by Enbridge Inc. (ENB), Fort Chicago Energy Partners L.P. (FCE-UN) and Williams (WMB). Aux Sable intends to leverage its position as a significant player in the natural gas processing and natural gas liquids businesses through fee-based infrastructure investments. ASC is headquartered in Calgary, Alberta.

NOVA Chemicals media inquiries, please contact:

Stephanie Franken — Manager, Public Affairs

Tel: 412.490.4292

E-mail: frankes@novachem.com

Aux Sable Canada Ltd. inquiries, please contact:

Tim Stauft — Executive Vice President

Tel: 403.508.5868

E-mail: tim.stauft@auxsable.com

www.auxsable.com

Forward-Looking Information

The information in this news release contains forward-looking statements, including statements regarding:  the expected date that the ethane extraction plant will begin operations; the extraction plant’s capacity to process as much as 1.2 billion cubic feet of natural gas per day and produce approximately 40,000 barrels per day of ethane; and NOVA Chemicals’ belief that this project will help position NOVA Chemicals and the rest of the Alberta petrochemical industry for future growth.  By their nature, forward-looking statements require NOVA Chemicals to make assumptions and are subject to inherent risks and uncertainties.  There is significant risk that predictions, forecasts, conclusions and projections will not prove to be accurate, that NOVA Chemicals’ assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections.  Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking statements include:  uncertainties regarding commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; starting up and operating facilities; the impact of competition; uncertainties associated with the North American, South American, European, and Asian economies and other risks detailed from time-to-time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals.  NOVA Chemicals’ forward-looking statements are expressly qualified in their entirety by this cautionary statement.  In addition, the forward-looking statements are made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update these forward-looking statements to reflect new information, subsequent events or otherwise.

Responsible Care® is a registered trademark of the Canadian Chemical Producers Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.